

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2021

Thomas Meyer
Chief Executive Offier
Altamira Therapeutics Ltd.
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

>   **Re: Altamira Therapeutics Ltd.**
>   **Registration Statement on Form F-3**
>   **Filed on November 16, 2021**
>   **File No. 333-261127**

Dear Mr. Meyer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jordan Nimitz at 202-551-5831 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Alexander E. Dinur, Esq.